SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Patheon N.V.

(Name of Issuer)

Ordinary shares, par value €0.01 per share

(Title of Series of Securities)

N6865W105

(CUSIP Number)

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, MA 02451

(781) 622-1000

with copies to:

Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212 403-1000	Leo F. Groothuis NautaDutilh N.V. Beethovenstraat 400 1082 P.R. Amsterdam The Netherlands +31 20 71 71 994

August 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6865W105

1.	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Fisher Scientific Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 138,561,129

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 138,561,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,561,129

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	Percent of Class Represented by Amount in Row (11) 95.4%

14.	Type of Reporting Person CO

CUSIP No. N6865W105

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Thermo Fisher (CN) Luxembourg S.à r.l.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 138,561,129

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 138,561,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,561,129

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	Percent of Class Represented by Amount in Row (11) 95.4%

14.	Type of Reporting Person OO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l. (“Purchaser”), a wholly owned subsidiary of Thermo Fisher Scientific Inc. (“Parent”), for all outstanding ordinary shares, with a par value of €0.01 per share (the “Shares”), of Patheon N.V. (the “Issuer”) at a price of $35.00 per share, in cash, without interest and less applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Schedule TO initially filed with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), a copy of which is attached as Exhibit B to this Schedule 13D, and in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit C to this Schedule 13D, and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit D to this Schedule 13D. This Schedule 13D also relates to the purchase agreement dated as of May 15, 2017 by and between Parent, Purchaser, and the Issuer (the “Purchase Agreement”), a copy of which is attached as Exhibit E to this Schedule 13D, pursuant to which the Offer was made, and the tender and support agreements, dated as of May 15, 2017, which Parent entered into with JLL Patheon Co-Investment Fund L.P., certain other affiliates of JLL Partners LLC, Koninklijke DSM N.V., JLL/Delta Patheon Holdings L.P. and Patheon Holdco Coöperatief U.A. (collectively, the “Tender and Support Agreements”), a form of which is attached as Exhibit F to this Schedule 13D.

Item 1.         Security and Issuer

This statement relates to the Shares issued by the Issuer. The Issuer’s principal executive offices are located at Evert van de Beekstraat 104, 1118 CN Amsterdam Schiphol, The Netherlands, telephone number +31 (0)20 622 3243. The Issuer’s management headquarters are located at 4815 Emperor Blvd., Suite 300, Durham, North Carolina 27703-8580, USA, telephone number +1 (919) 226-3200.

Item 2.         Identity and Background

This statement is being filed jointly by Purchaser and Parent. Purchaser is a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg and a wholly owned subsidiary of Parent, a Delaware corporation.

Purchaser was formed for the purpose of negotiating the Purchase Agreement and structuring and effecting the transactions contemplated thereby.

Parent is a Delaware corporation. Parent is the world leader in serving science, helping its customers accelerate life sciences research, solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity.

The principal office of each of Purchaser and Parent is 168 Third Avenue, Waltham, MA 02451. The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors, executive officers, or managers of Parent and Purchaser are set forth in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

During the last five years, none of Parent, Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, the persons listed in Schedule I of the Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Purchaser and Parent have entered into a Joint Filing Agreement, dated as of September 7, 2017, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”).

Item 3.         Source and Amount of Funds

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with Patheon” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

The acquisition of the Shares that are the subject of this Schedule 13D was funded from available cash from Parent’s balance sheet, a new term loan credit facility and the proceeds of equity and debt offerings. Please refer to the Current Reports on Form 8-K filed by Parent with the SEC on July 20, 2017, July 24, 2017, August 11, 2017 and August 14, 2017 for additional detail on the terms of the financing transactions. The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.         Purpose of the Transaction

The purpose of the transactions described in this Schedule 13D is to facilitate Parent’s directly or indirectly owning and controlling all of the Issuer’s business, operations and assets. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Patheon” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Tender and Support Agreements and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

The information set forth under Item 5 of this Schedule 13D is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

(a) and (b) Purchaser and Parent may be deemed to beneficially own, in the aggregate, 138,561,129 Shares, representing approximately 95.4% of the Issuer’s outstanding Shares (based upon the 145,252,996 Shares stated to be outstanding as of June 26, 2017 by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Shares).

Purchaser has voting power and dispositive power with regard to 138,561,129 Shares. Parent, by virtue of its relationship to Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Purchaser directly beneficially owns.

On August 29, 2017, following the expiration of the initial offering period of the Offer on August 28, 2017 at 5:00 p.m., New York City time, Purchaser accepted for payment, and thus acquired, 138,406,058 Shares tendered pursuant to the Offer at a purchase price of $35.00 per Share in cash, without interest and less applicable withholding taxes.

On August 29, 2017, Purchaser commenced a subsequent offering period of the Offer, which is scheduled to expire at 12:01 a.m., New York City time, on September 13, 2017, unless extended. From August 29, 2017 to September 6, 2017, Purchaser acquired 155,071 Shares tendered pursuant to the Offer at a purchase price of $35.00 per Share in cash, without interest and less applicable withholding taxes.

(c) Except as described above or in the remainder of this paragraph, there were no other transactions with respect to Shares effected during the past 60 days by Purchaser, Parent or any of the persons listed in Schedule I of the Offer to Purchase.

(d) To the best knowledge of Purchaser and Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Purchaser and Parent.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Patheon” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal, the Tender and Support Agreements and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of Purchaser, Parent or any of the persons listed in Schedule I of the Offer to Purchase have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description
A	Joint Filing Agreement, dated as of September 7, 2017, by and between Thermo Fisher Scientific Inc. and Thermo Fisher (CN) Luxembourg S.à r.l.*

B.1	Schedule TO, dated May 31, 2017 (incorporated herein by reference to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

B.2

Amendment No. 1 to the Schedule TO, dated June 26, 2017 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on June 27, 2017).

B.3

Amendment No. 2 to the Schedule TO, dated July 17, 2017 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on July 18, 2017).

B.4

Amendment No. 3 to the Schedule TO, dated July 20, 2017 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on July 20, 2017).

B.5

Amendment No. 4 to the Schedule TO, dated August 2, 2017 (incorporated herein by reference to the Amendment No. 4 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 2, 2017).

B.6

Amendment No. 5 to the Schedule TO, dated August 7, 2017 (incorporated herein by reference to the Amendment No. 5 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 8, 2017).

B.7

Amendment No. 6 to the Schedule TO, dated August 23, 2017 (incorporated herein by reference to the Amendment No. 6 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 23, 2017).

B.8

Amendment No. 7 to the Schedule TO, dated August 29, 2017 (incorporated herein by reference to the Amendment No. 7 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 29, 2017).

C	Offer to Purchase, dated May 31, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

D	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

E

Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à. r.l., and Patheon N.V. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

F	Form of Tender and Support Agreement, dated as of May 15, 2017 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

G

Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

H

Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto (incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 7, 2017	THERMO FISHER SCIENTIFIC INC.

	By:	/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President and General Counsel

THERMO FISHER (CN) LUXEMBOURG S.À R.L.

	By:	/s/ Sharon Briansky
Sharon Briansky
Empowered Signatory